[Letterhead of Cleary Gottlieb Steen & Hamilton LLP]
Writer’s Direct Dial: +852-2532-7415
E-Mail:jwlee@cgsh.com
September 28, 2006
Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SK Telecom Co., Ltd. (the “Company”)
Form 20-F for the Year Ended December 31, 2005
File No. 333-04906
Filed June 30, 2006
Dear Mr. Spirgel:
     By letter dated September 8, 2006 (the “Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments to the Company’s annual report on Form 20-F for the year ended December 31, 2005 (the “Form 20-F”), which was filed with the Commission on June 30, 2006. The Comment Letter specified that a response was to be provided by the Company within ten business days or, alternatively, that the Company inform the Staff of when it will provide a response. We note that the Company received the Comment Letter by regular mail on September 25, 2006.
     In order to more fully respond to the Comment Letter, the Company respectfully requests additional time to gather and verify necessary facts. The Company believes that it will be able to provide its responses to the Staff no later than October 19, 2006.

     If you have any questions regarding the foregoing request or require any additional information, please do not hesitate to contact the undersigned by telephone at (852) 2532-7415 or by fax at (852) 2160-1015. Thank you for your assistance.
Very truly yours,
/s/ Jaewoo Lee
Jaewoo Lee

cc:	Robert S. Littlepage, Jr.
Accounting Branch Chief
Division of Corporate Finance

Andrew Mew
Senior Staff Accountant
Division of Corporate Finance

Sung Min Ha
Chief Financial Officer
SK Telecom Co., Ltd.

Jinduk Han
Partner
Cleary Gottlieb Steen & Hamilton LLP

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